

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

April 14, 2010

Mr. George Ring
Chief Executive Officer
New Green Technologies, Inc.
334 S. Hyde Park Ave.
Tampa, FL 33606

> **Re:** **Renewable Energy Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed October 30, 2008**
>
> **New Green Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed May 11, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 9, 2010**
>
> **File No. 0-29743**

Dear Mr. Ring:

We have completed our review of your Forms 10-K and related filings and have
no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief